                                                                     EXHIBIT 99

[CELERIS CORPORATION LOGO]
CELERIS CORPORATION                                            NEWS RELEASE
1801 West End Avenue, Suite 750
Nashville, Tennessee 37203
phone: 615.341.0223
fax: 615.341.0615

CONTACT: PAUL R. JOHNSON
         CHIEF FINANCIAL OFFICER
         (615) 341-0223

         CELERIS CORPORATION SIGNS DEFINITIVE AGREEMENT WITH STATPROBE
                       REPORTS FIRST QUARTER 2002 RESULTS

NASHVILLE, Tennessee (May 15, 2002) -- Celeris Corporation (OTCBB:CRSC), a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology companies, today announced that it has signed a definitive agreement to sell substantially all the assets of its clinical monitoring and data management operations to STATPROBE Inc., a provider of clinical trial services based in Ann Arbor, Michigan. STATPROBE intends to assume all of Celeris' client contracts for clinical monitoring and data management services and Celeris' operations staff.

Celeris currently anticipates distributing between $0.29 and $0.35 per share in cash to its shareholders in a liquidating distribution following the sale. The purchase price for the assets is approximately $2 million, subject to certain purchase price adjustments, plus the assumption of certain of the Company's liabilities and obligations. The proceeds from the sale plus cash on hand will be used to satisfy all existing liabilities and obligations of the Company and all costs and expenses related to these transactions, with the remainder to be distributed in cash to the shareholders. The Company's Board of Directors received a fairness opinion relative to the consideration anticipated to be received by shareholders in the proposed transaction. The actual distribution could be higher or lower than the range per share contemplated depending on a number of factors, some of which are outside of the Company's control or ability to quantify at this time.

Celeris shareholders must approve the sale, and the Company anticipates filing and mailing to its shareholders a proxy statement shortly. The proxy statement will contain additional information concerning the details of the sale, the anticipated range of cash per share to be distributed to shareholders, and factors that will affect the final amount actually distributed to shareholders. Celeris intends to hold the vote at the Company's annual meeting, scheduled for June 26, 2002, with the transaction to close shortly thereafter. Celeris currently anticipates that the distribution will occur in the fourth quarter of 2002.

Barbara Cannon, president and chief executive officer of Celeris, said, "We believe Celeris shareholders, customers, and employees are best served by this transaction. The anticipated proceeds represent a premium over the current share price, and the transaction provides our shareholders with liquidity not currently available in the market. In addition, Celeris staff members have the opportunity


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CRSC Signs Definitive Agreement
   and Reports First Quarter Results
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May 15, 2002
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to join STATPROBE and continue to provide the high level of service that our clients have come to expect."

Celeris also reported its results of operations for the first quarter ended March 31, 2002. As a result of the proposed transaction with STATPROBE, the Company has accounted for all of its clinical services businesses as discontinued operations. Clinical research services revenue related to the discontinued operations for the first quarter ended March 31, 2002, was $2.16 million, resulting in a loss from discontinued operations of $89,000, or $0.02 per diluted share, compared with revenue for the first quarter of 2001 of $2.20 million, resulting in a loss from discontinued operations of $124,000, or $0.04 per diluted share. Loss from continuing operations for the first quarter of 2002 was $707,000, or $0.21 per diluted share, compared with a loss from continuing operations of $618,000, or $0.18 per diluted share, in the prior-year quarter.

If the closing is delayed or Celeris shareholders do not vote in favor of the transaction, the company cannot determine how its operations or financial position may be affected. As a result, Celeris cannot guarantee that its available capital resources will be sufficient to fund its operations through the end of 2002.

STATPROBE Inc. is a privately held, full-service contract research organization
(CRO) serving pharmaceutical, biotechnology and medical device clients. The company was founded in 1988 and currently employs over 300 in Ann Arbor, MI; Columbus, OH; Lexington, KY; San Diego, CA and Cary, NC.

Celeris Corporation is a provider of specialty clinical research services and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers.

This press release may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include, but are not limited to the ability of the Company to close the sale of its operating assets, the effects on the Company if the sale is not completed, the uncertainty as to what liquidating distributions, if any, shareholders will receive if the sale is completed, the effect that a delay of the close of the sale might have on the proceeds from the sale or assets remaining after the sale, the ability of the Company to meet its operating and capital expenditure requirements in 2002 and remain a going concern, the uncertainty of market acceptance of the Company's clinical research services; changes in the Company's backlog including potential cancellation, delay or change in the scope of client contracts for clinical research services; the Company's dependence on a single client for a material portion of the Company's revenues; and other risk factors detailed in the Company's Securities and Exchange Commission filings, including the Company's Form 10-K for the year ended December 31, 2001, which was filed April 1, 2002.


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CRSC Signs Definitive Agreement
   and Reports First Quarter Results
Page 3
May 15, 2002
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                      CELERIS CORPORATION AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                            THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                          2002             2001
                                                                        --------         --------
Revenue:
    Clinical research services                                          $     --         $     --
    Project pass-through expenses                                             --               --
                                                                        --------         --------
        Total revenue                                                         --               --

Cost of revenue:
    Clinical research services                                                --               --
    Project pass-through expenses                                             --               --
                                                                        --------         --------
        Total cost of revenue                                                 --               --
                                                                        --------         --------

Gross profit                                                                  --               --
Selling, general and administrative expenses                                 715              680
                                                                        --------         --------

Loss from operations                                                        (715)            (680)
Interest income, net                                                           8               62
                                                                        --------         --------
Net loss from continuing operations                                         (707)            (618)

Discontinued operations:
    Loss from discontinued operations                                        (89)            (124)
                                                                        --------         --------

Net loss                                                                $   (796)        $   (742)
                                                                        ========         ========

Basic and diluted loss per common share:
    Continuing operations                                               $  (0.21)        $  (0.18)
    Discontinued operations                                                (0.02)           (0.04)
                                                                        --------         --------
                                                                        $  (0.23)        $  (0.22)
                                                                        ========         ========

Basic and diluted weighted average
    shares outstanding                                                     3,424            3,316


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CRSC Signs Definitive Agreement
   and Reports First Quarter Results
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May 15, 2002
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                      CELERIS CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amount)

                                                                        MARCH 31,        DEC. 31,
                                                                          2002             2001
                                                                        --------         --------
                                     ASSETS

Current Assets:
    Cash and cash equivalents                                           $  2,184         $  2,465
    Restricted funds                                                         277              342
    Accounts receivable, net of allowance of
      $154 and $162, respectively                                            555              493
    Other current assets                                                     195              181
    Current assets held for sale                                           1,437            1,906
                                                                        --------         --------
      Total current assets                                                 4,648            5,387

Furniture, fixtures and equipment held for sale, net                         737              867
                                                                        --------         --------

Total Assets                                                            $  5,385         $  6,254
                                                                        ========         ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable and accrued expenses                               $  1,147         $    918
    Deferred revenue and payables                                            205              202
    Current liabilities held for sale                                        929            1,234
                                                                        --------         --------
      Total current liabilities                                            2,281            2,354

Commitments and contingencies                                                 --               --

Shareholders' Equity:
    Common stock, $0.01 par value - 13,511 shares authorized;
      3,424 shares issued and outstanding, respectively                       34               34
    Additional paid-in capital                                            68,749           68,749
    Accumulated deficit                                                  (65,679)         (64,883)
                                                                        --------         --------
      Total shareholders' equity                                           3,104            3,900
                                                                        --------         --------

Total Liabilities and Shareholders' Equity                              $  5,385         $  6,254
                                                                        ========         ========


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